Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 20 DATED JUNE 9, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Amerigroup Corporate Headquarters – Virginia Beach, Virginia

As previously disclosed, on May 21, 2018, we acquired a $1,700,000 preferred equity investment related to the acquisition of Amerigroup Corporate Headquarters, a 70,760 square foot, Class A, 4-story office building built in 1989.  The Property was 100% leased by a single tenant, Amerigroup.

On June 9, 2020, the preferred equity investment was paid off in in full in the amount of $1,718,067, which included (i) $1,700,000 in outstanding principal plus $17,567 in accrued interest and (ii) legal fees.

Potential Investments

NV Energy NNN – Las Vegas, Nevada

There is a reasonable probability that we may acquire a $6,000,000 joint-venture limited partnership equity investment (the “NV Energy NNN Equity Investment”) in an entity that owns a single-tenant, triple-net leased office asset (the “Property”) in Las Vegas, Nevada. An entity managed by an affiliate of the Company may also make up to a $3,500,000 investment in this transaction.

The Property is currently 100% leased to Nevada Power Company, a subsidiary of NV Energy, Inc., which lease expires in January 2029. Built in 1983, the Property is a class B office asset totaling 292,180 rentable square feet. It offers a parking ratio of 3.5 per 1,000 square feet (1,032 spaces) and views of the Las Vegas “Strip” from the second and third floor.

The real estate company sponsoring the transaction is a Las Vegas-based private real estate investment firm that has owned more than $395 million of real estate, including over 1.1 million square feet of office space. All of the real estate company’s previous acquisitions have been located in and around Las Vegas.